

May 15, 2014

VIA E-MAIL

Mark Amorosi
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

      Re: 1290 Funds
             Initial Registration Statement on Form N-1A
             File Nos. 333-195390 and 811-22959

Dear Mr. Amorosi:

On April 18, 2014, the 1290 Funds filed a registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 to offer shares in three series: the 1290 GAMCO Small/Mid Cap Value Fund, the 1290 High Yield Bond Fund and the 1290 SmartBeta Equity Fund, collectively (each a "Fund" and collectively, the "Funds"). We have the following comments on the registration statement. Where a comment is made with respect to one series or in one location, it is applicable to all similar disclosure relating to other series or appearing elsewhere in the registration statement.

General

1. We note that portions of the filing have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2. Please supply the undersigned with copies of any exemptive applications or no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 (the "1933 Act). *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

Table of Contents, page 2

5. In order to correspond to the Table of Contents, please add the heading "1. About the Funds" at the top of page 3.

GAMCO Small/Mid Cap Value Fund, pages 3-5

6. Please consider defining Sub-Adviser the first time you use the term on page 3.

7. As the disclosure about the Fund's multi-manager relief at the bottom of page 3 does not describe an investment strategy, please relocate it to a more appropriate section of the prospectus. Also, please expand the disclosure to state that changes to advisory contracts that result in an increase in the aggregate advisory fee rate paid by the fund are still subject to shareholder approval. See IM Guidance Update 2014-3.

8. If the fund is sold through and insured depository institution, please include the statement required by Item 4(b)(iii) of Form N-1A in the Principal Risks section.

High Yield Bond Fund, pages 6-9

10. Given the fund's allocation of assets to ETFs, please consider whether a line item for Acquired Fund Fees and Expenses should be added to the Annual Fund Operating Expenses table.

11. Derivatives Risk, page 7: Please disclose that the fund will invest in derivatives and the types and purposes of the derivatives in the Principal Investment Strategy section. Also, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (*e.g.*, total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

12. Equity Risk, Large-Cap Company Risk and Mid-Cap Company Risk, pages 7-8: Please revise the Principal Investment Strategy section to disclose the strategies associated with these risks. In addition, given that this is a bond fund, please consider whether these are truly principal risks of investing in the Fund.

13. Mortgage-Backed and Asset-Backed Securities Risk, page 8: Please discuss investing in mortgage-backed and asset-backed securities in the Principal Investment Strategy section.

Also, if the fund will invest in subprime loans as part of its principal investment strategies, please so state and discuss the risks of such investments.

SmartBeta Equity Fund, page 10

14. Please clarify the expression "full market cycle".

More Information on Strategies and Risks, pages 14-28

15. Illiquid Securities, page 16: Given that the 1290 High Yield Bond and 1290 SmartBeta Equity Funds may invest up to 15% of net assets in illiquid securities, please consider whether investing in such securities should be added as a principal strategy/risk of investing in either or both of the funds.

16. Emerging Markets Risk, page 23: Please disclose the method by which the Funds determine whether a country is an emerging market.

Glossary of Terms, page 47

17. Please consider adding Ask Price to the Glossary of Terms.

18. Please correct the placement of the definition of Duration.

SAI

19. Fundamental Restrictions, page 4: Please revise the Funds' concentration policy to indicate that the Funds will, for the purpose of determining whether a Fund's portfolio is concentrated in a particular industry, count the securities held by ETFs in which the Fund invests.

20. Fundamental Restrictions, page 4: With respect to the Funds' fundamental restrictions regarding issuing senior securities and borrowing, please provide adjacent narrative disclosure of what is permitted under the 1940 Act.

21. Committees of the Board, page 82: We note your statement that the Nominating and Compensation Committee "generally" will not consider nominees recommended by shareholders. If they may "sometimes" consider such nominees, please provide the disclosure required by Item 17(b)(2)(iv) of Form N-1A. Otherwise, please remove the term "generally."

Financial Statements, Exhibits, and Other Information

22. Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6751.

Sincerely,

/s/ Alison White

Alison White
Senior Counsel